CupCrew, LLC

Statement of Comprehensive Income

(Unaudited)

	For the Period February 22, 2023 (Inception) to December 31, 2023
Revenue	$ -
Expenses:	
Consulting expense	1,092,000
Total expenses	1,092,000
Net loss before taxes	(1,092,000)
Income tax expense	-
Net loss	$ (1,092,000)